UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pizza Inn, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

725848 10 5

(CUSIP Number)

February 8, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 725848 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hoak Public Equities, L.P. (20 - 1356217)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 630,236

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 630,236

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 630,236

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☒
Dorothy Tyson Hoak beneficially owns 5,000 shares of common stock as to which beneficial ownership is disclaimed by Hoak Public Equities, L.P.  Mrs. Hoak is the spouse of J. Hale Hoak, President of the general partner of the general partner of Hoak Public Equities, L.P.

11.	Percent of Class Represented by Amount in Row (9) 6.22%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Pizza Inn, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3551 Plano Parkway, The Colony, Texas 75056

Item 2.
	(a)	Name of Person Filing Hoak Public Equities, L.P.
	(b)	Address of Principal Business Office or, if none, Residence 500 Crescent Court, Suite 230 Dallas, Texas 75201
	(c)	Citizenship Texas
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 725848 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See No. 9
(b) Percent of class: See No. 11
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See No. 5
(ii) Shared power to vote or to direct the vote See No. 6
(iii) Sole power to dispose or to direct the disposition of See No. 7
(iv) Shared power to dispose or to direct the disposition of See No. 8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hoak Public Equities, L.P.

By Hoak Fund Management, L.P. (its general partner)

By James M. Hoak & Co. (its general partner)

By	/s/ J. HALE HOAK
J. Hale Hoak, President

Dated:  February 8, 2007